CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$1,000,000	$136.40

(1)                Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated January 23, 2013 (To Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$1,000,000

 STEP-UP CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® LINKED

NOTES DUE FEBRUARY 15, 2028

Principal Amount:	US$1,000,000	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Return at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	February 15, 2013
Original Trade Date:	January 23, 2013	Maturity Date:	February 15, 2028 , subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06741TNC7	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06741TNC70
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ( )	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Day Count Convention (or Fraction): ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365		☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐   CD Rate

☐   CMS Rate

☐   CMT Rate (Reuters Screen FRBCMT Page)

☐   Commercial Paper Rate

☐   Eleventh District Cost of Funds Rate

☐   Federal Funds (Effective) Rate

☐   Federal Funds (Open) Rate

☐   EURIBOR

☒ LIBOR Designated LIBOR Page: Reuters: LIBOR01 ☐ Prime Rate ☐ Treasury Rate ☐ Consumer Price Index (the “CPI”) Reference Month: _________ ☐ Other (see description in this pricing supplement)
Reference Rate Index Maturity:	6-month	Initial Index Level	1,494.81, which is equal to the Index Level on the Trade Date.
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which (A) the value of the Reference Rate observed on that day is within the applicable Reference Rate Range—that is, above the applicable Lower Barrier and at or below the applicable Upper Barrier; and (B) the Index Level observed on that day is greater than or equal to the applicable Index Barrier, divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period is not an Index Business Day or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred or is continuing.  See “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index:

S&P 500®.  The S&P 500® consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Equity Indices—S&P 500® Index” in the index supplement.

Index Level

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>“or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the accompanying Prospectus Supplement.

Inside Range Rates:	For Interest Periods commencing on or after:	Inside Range Rate (per annum)
	The Original Issue Date February 15, 2018 February 15, 2023	5.00% 6.00% 8.00%

Reference Rate Ranges (the “Range”):	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier
	The Original Issue Date	0.00%	6.00%

Index Barrier:	For Interest Periods commencing on or after:	Index Barrier
	The Original Issue Date	1,121.08.

Interest Payment Dates:

☐ Monthly,                   ☒ Quarterly,                      ☐ Semi-Annually,                          ☐ Annually,

payable in arrears on the 15th day of each February, May, August and November, commencing on May 15, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing] on or after February 15, 2014, provided we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%, resulting in aggregate proceeds to Barclays Bank PLC of $970,000.  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement and this final pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the applicable Range—above the Lower Barrier and at or below the applicable Upper Barrier, and the Index Level is greater than or equal to the Index Barrier.  For each calendar day in an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period and the Index Level is greater than or equal to the Index Barrier, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range and/or the Index Level is less than the Index Barrier, you would receive no interest payments on your Notes.

As a result, if the Reference Rate is outside the applicable Range and/or the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range and/or the Index Level is less than the Index Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is outside the applicable Range and/or the Index Level is less than the applicable Index Barrier, then you will receive no interest payment for that Interest Period on the related Interest Payment Date.  If the Reference Rate is outside the applicable Range and/or the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.

•                  Rate Cut-Off—Because the Reference Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Reference Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, and the Index Level with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Level Cut-Off Date”, and together with the Reference Rate Cut-Off Date, a “Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Index Level in effect on such Index Level Cut-Off Date, if the Reference Rate on the Rate Cut-Off Date is outside the applicable Reference Rate Range and/or the Index Level is less than the Index Barrier, you will receive no interest payments on your Notes in respect of the days from and including the Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Reference Rate and the Index Level as actually calculated on any of those days were within the applicable Reference Rate Range and greater than or equal to the Index Barrier.

•                  Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date commencing on or after February 15, 2014.  It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Floating Rate, the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate and the Index;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                the dividend rate on the common stocks underlying the Index;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for each Interest Period during the term of the Notes.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the values for the Reference Rate and the Index Level are determined, and the value for the Reference Rate is then evaluated relative to the Range applicable to that Interest Period (that is, whether the Reference Rate on that day is above the Lower Barrier and at or below the applicable Upper Barrier) and the Index is evaluated relative to the Index Barrier (that is, whether the Index on that day is equal to or greater than the Index Barrier).  Under the Interest Rate Formula, the amount of interest payable on the Notes is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is within the applicable Range and (ii) the Index Level is greater than or equal to the Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the applicable per annum Inside Range Rate for the Interest Period

The Inside Range Rate will be the applicable fixed rate set forth on the cover page of this pricing supplement.  From the Original Issue Date until February 15, 2018, the Inside Range Rate will be 5.00% per annum.  For each Interest Period Commencing on or after February 15, 2018 to and excluding February 15, 2023, the Inside Range Rate will be 6.00% per annum.  For each Interest Period commencing on or after February 15, 2023, the Inside Range Rate will be 8.00% per annum.  The Inside Range Rate will only accrue on days during an Interest Period on which the Reference Rate is within the applicable Range and the Index Level is equal to or above the applicable Index Barrier relevant to that Interest Period   See “Selected Risk Factors—Reference Rate/Interest Payment Risk” for more information.

Step 3: Calculate the annual interest rate for each Interest Payment Date

For each calendar day in an Interest Period on which the Reference Rate is within the applicable Range and the Index Level is equal to or above the applicable Index Barrier relevant to that Interest Period, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of (1) applicable the Inside Range Rate and (2) the applicable Accrual Factor.

The maximum possible per annum interest rate for any Interest Period is the Inside Range Rate that is applicable for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range and/or the Index Level is less than the applicable Index Barrier.  As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 4: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts, if any, would be calculated under different Accrual Factor scenarios for a given Interest Period.  For purposes of these examples, we have assumed that the Inside Range Rate will be 5.00% per annum.  The actual Inside Range Rate will be 5.00% per annum until February 15, 2018.  Thereafter, the Inside Range Rate will increase to 6.00% per annum on February 18, 2018 and to 8.00% per annum on February 18, 2023.  The examples are further based on the Notes having quarterly Interest Payment Dates, and the interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the Index on any calendar day during any Interest Period.  The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

The examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to the Index has occurred or is continuing on any day during the hypothetical Interest Periods.  These examples do not take into account any tax consequences from investing in the Notes.

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Applicable Range and the Index Level was greater than or equal to the Index Barrier[1]	Accrual Factor	Interest Rate (per annum)[2]	Effective Interest Rate[3]	Interest Payment Amount (per $1,000 Note)[4]
5.00%	90	100.00%	5.00%	1.25%	$12.50
5.00%	60	66.67%	3.33%	0.83%	$8.30
5.00%	30	33.33%	1.67%	0.42%	$4.20
5.00%	0	0.00%	0.00%	0.00%	$0.00

1.               The Upper Barrier of the Range is 6.00%

2.               The interest rate per annum is equal to the sum of product of (1) applicable the Inside Range Rate and (2) the applicable Accrual Factor.

3.               Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).  The actual day count fraction will be set on the Trade Date.

4.               Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the applicable Range and the Index Level is greater than or equal to the Index Barrier, the related Accrual Factor would equal 100%, or 1.0.  In this case, the Inside Range Rate of 5.00% would accrue for every day in the Interest Period.  As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 5.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $12.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.00% x (90/360) = 1.25%

Interest Payment = $1,000 x 1.25% = $12.50

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the applicable Range and/or the Index Level is less than the Index Barrier, the related Accrual Factor would equal 0%, or 0.0.  As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related semi-annual Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the applicable Range and the Index Level is greater than or equal to the Index Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Range and/or the Index Level is less than the Index Barrier, on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333.  In this case, the Inside Range Rate of 5.00% would accrue for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period.  As a result, the per annum interest rate for that Interest Period would be 1.33%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (5.00% x 0.3333) = 1.67%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $4.20 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.67% x (90/360) = 0.42%

Interest Payment = $1,000 x 0.42% = $4.20

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 20, 2003 to January 23, 2013.  The Reference Rate on January 23, 2013 was 0.48050%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the Reference Rate will be within the applicable Reference Rate Range on any day of any Interest Period.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  Historical Performance is not indicative of future performance.

The following graph sets forth the historical performance of the Index from January 21, 2003 to January 23, 2013.  The closing level of the Index on January 23, 2013 was 1,494.81.  The past historical performance of the Index should not be taken as an indication of future performance, and we cannot give you any assurance that the Index Level will be equal to or higher than the Index Barrier on any calendar day during any Interest Period.  We obtained the information in the graph below from Bloomberg, without independent verification.  Historical Performance is not indicative of future performance.

“Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices and/or its third party licensor(s) without regard to Barclays Bank PLC or the Notes. S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible.  As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes will be made against payment for the Notes more than three business days following the Original Trade Date for the Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$1,000,000

BARCLAYS BANK PLC

STEP-UP CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® LINKED

NOTES DUE FEBRUARY 15, 2028

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010,
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011 AND THE
INDEX SUPPLEMENT DATED MAY 31, 2011)